31 October 2024

2024 Q3 Trading Statement1

Three months ended 30 September 2024

Balanced price and volume/mix growth[2] in Q3

●	Q3 reported revenue declined 0.6% to £2,780m, with FX impact of (4.9)% and M&A3 of (1.8)%
●	Q3 organic revenue growth[2] +6.1% with price +3.3% and volume/mix +2.8%
●	Performance reflects strength of portfolio, supported by innovation and strong in-market execution
●	On track to deliver within our 4-6% organic revenue growth guidance for FY 2024

Profit growth reflects strong execution and continued brand investment

●	Q3 reported operating profit of £705m up 20.7% including £121m gain on disposal from divestment of Nicotine Replacement Therapy (NRT) business outside the US
●	Q3 reported operating profit margin of 25.4%, up 240 basis points
●	Q3 organic operating profit growth[2] of +7.4% underpinned by operating leverage from gross margin expansion and cost efficiencies, enabling strong investment in A&P4
●	Q3 adjusted operating profit margin[2] of 23.0%, up 30bps organically; FX impact of (120)bps and M&A of (70)bps
●	Continue to expect high-single digit organic operating profit growth for FY 2024

Disciplined capital allocation underpinning attractive shareholder returns

●	c.£0.8bn raised through divestment of non-core brands including NRT business outside the US (completed in September) and ChapStick (completed in May)
●	Agreement to acquire an additional 33% equity interest in China JV for c.£0.5bn taking Haleon’s participation to 88% with option to acquire remaining 12%
●	YTD returned over £1bn to shareholders through £500m in share buybacks and £570m in dividends

Reported results			Adjusted results
Period ended 30 September (unaudited)	2024	vs 2023		vs 2023
Three months revenue Nine months revenue	£2,780m £8,474m	(0.6)% (0.7)%	Three months organic revenue growth[2] Nine months organic revenue growth[2]	6.1% 4.4%

Organic revenue growth is a non-IFRS measure; definitions and calculations of non-IFRS measures can be found in the Appendix

1. All numbers within the release are unaudited. The commentary in this announcement contains forward looking statements and should be read in conjunction with the cautionary note in the Appendix
2. Reported revenue is calculated at the average rate for the period. Organic revenue is calculated at constant currency. The difference between Reported and Organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Organic revenue growth, Organic operating profit, Adjusted operating profit, Adjusted operating profit margin are non-IFRS measures; definitions and calculations of non-IFRS measures can be found in the Appendix
3. Net M&A includes the disposal of Lamisil, ChapStick and the impact of Manufacturing Service Agreements (MSAs).

4. Advertising and Promotion at constant currency and excluding the net impact of M&A

5. The commentary in this announcement contains forward-looking statements and should be read in conjunction with the cautionary note on page 14. Please note that we are unable to present reconciliations of forward-looking information for adjusted EBITDA, adjusted effective tax rate, organic operating profit growth, organic revenue growth and metrics presented at constant currency because we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure.

2024 Outlook

For FY 2024 the Company continues to expect:

●	Organic revenue growth to be 4-6%
●	Organic operating profit growth to be high-single digit
●	The net impact of M&A will dilute FY 2024 revenue and adjusted operating profit by c.1.5% and c.4% respectively. This includes the disposals of Lamisil, ChapStick and Haleon’s NRT business outside the US
●	Net interest expense of c.£320m
●	Adjusted effective tax rate of 24-25%

Foreign Exchange

As shared in the Aide Memoire dated 7 October 2024, whilst we do not guide specifically on foreign exchange, translational foreign exchange based on spot rates as at 3 October 2024 and using FY 2023 results as a base for FY 2024 would have a negative impact of c.(4)% on revenue and negative impact of c.(6-6.5)% on Adjusted operating profit.

Medium term guidance

Over the medium term the Company expects:

●	Annual organic revenue growth of 4-6%
●	Organic operating profit growth ahead of organic revenue growth
●	Net debt/adjusted EBITDA of around 2.5x
●	Dividend to grow at least in line with adjusted earnings

Please note that we are unable to present reconciliations of forward-looking information for adjusted EBITDA, adjusted effective tax rate, organic operating profit growth, organic revenue growth and metrics presented at constant currency because we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure.

Capital Allocation

Haleon’s capital allocation priorities are unchanged and Q3 saw good progress.

On 27 September, the Company announced an agreement to acquire an additional 33% interest from its partners in the joint venture (JV) Tianjin TSKF Pharmaceutical Co. Ltd (TSKF), through which Haleon conducts its OTC business in China, for RMB 4,465m (c.£0.5bn). This will result in Haleon having an 88% interest in the JV. TSKF accounted for c.40% of Haleon’s China revenues in FY 2023. China is a key strategic market for Haleon and this acquisition will deliver greater control with increased strategic and operational flexibility. Subject to customary closing conditions, including the approval of Tianjin Pharmaceutical Da Ren Tang Group Corporation Limited’s (DRTG) shareholders and applicable regulatory clearances, the transaction is anticipated to close by the end of 2024 and be accretive to EPS.

On 30 September, the Company announced completion of the disposal of the NRT business outside the US for an upfront payment of £458m, with further deferred, performance-based consideration of up to £42m payable during 2025 and H1 2026.

On 1 October, Haleon announced that it had agreed to make an off-market purchase of 60.5m of our ordinary shares from Pfizer Inc. for a consideration of £230m. Of the total, £115m worth of shares represent the remainder of the £500m allocated to share buybacks in 2024 (as announced on 29 February 2024) and were subsequently cancelled.  The remainder of shares acquired from Pfizer (£115m worth) are being held as treasury shares for the purposes of satisfying Haleon’s obligations under its existing employee share plans in 2025. Haleon also announced that it had ended its on-market share buyback programme launched on 1 August 2024.

Q3 2024 Trading Statement Three months ended 30 September 2024

Presentation for analysts and shareholders:

A short presentation followed by Q&A will be hosted by Tobias Hestler, Chief Financial Officer at 9:00am GMT (10:00am CET) on 31 October 2024, which can be accessed at www.haleon.com/investors/.

For analysts and shareholders wishing to ask questions on the Q&A call, please use the dial-in details below which will have a Q&A facility:

UK:	+44 800 358 1035
US:	+1 855 979 6654
All other:	+44 20 3936 2999
Passcode:	401552

An archived webcast of the Q&A call will be available later on the day of the results and can be accessed at www.haleon.com/investors/

Financial calendar

FY 2024 Results	27 February 2025
Q1 2025 Trading Statement	1 May 2025

Enquiries

Investors		Media
Rakesh Patel	+44 7552 484646	Zoë Bird	+44 7736 746167
Emma White	+44 7823 523562	Gemma Thomas	+44 7985 175048
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon plc

Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon’s product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com

Q3 2024 Trading Statement Three months ended 30 September 2024

Operational review

Revenue by product category for the three months ended 30 September:

	Revenue (£m)		Revenue change (%)
	2024	2023	Reported	Organic[1]
Oral Health	810	790	2.5%	8.2%
VMS	407	410	(0.7)%	3.7%
Pain Relief	628	636	(1.3)%	3.1%
Respiratory Health	456	439	3.9%	9.1%
Digestive Health and Other	479	523	(8.4)%	5.9%
Group revenue	2,780	2,798	(0.6)%	6.1%

1. Reported revenue is calculated at the average rate for the period. Organic revenue is calculated at constant currency. The difference between Reported and Organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Definitions and calculations of non-IFRS measures can be found in the Appendix

Key category performance was as follows:

Oral Health

Revenue grew 2.5% on a reported basis and included a negative impact of 5.7% from foreign exchange movements. Organic revenue growth was sustained in the high-single digit range, +8.2%. Excluding the impact of foreign exchange movements, high-single digit growth in Sensodyne was underpinned by performance in India, US and a number of European markets including UK and Germany. The roll-out of Sensodyne Clinical White continues to progress well, now in 11 markets with strong consumption growth. parodontax grew double digit excluding the impact of foreign exchange movements with strong performance across Middle East & Africa and Europe. We recently launched parodontax in China where early consumer feedback has been encouraging. Excluding the impact of foreign exchange movements, Denture Care was up mid-single digit with South East Asia & Taiwan and Central & Eastern Europe seeing good growth. Aquafresh declined low-single digit with a double digit decline in North America excluding the impact of foreign exchange movements.

VMS

Revenue declined 0.7% on a reported basis and included a negative impact of 4.4% from foreign exchange movements. Organic revenue grew 3.7%. Excluding the impact of foreign exchange movements, Caltrate grew double digit driven by China where sales were ahead of the market. Centrum was broadly flat driven by a tough comparative in the US (Q3 2023: +14%) and in China (Q3 2023: +22%) excluding the impact of foreign exchange movements. In both markets, share continued to grow. Elsewhere, Centrum grew double digit in Middle East & Africa and South East Asia & Taiwan. Emergen-C sales were up low single digit, excluding foreign exchange movements.

Pain Relief

Revenue declined 1.3% on a reported basis and included a negative impact of 4.4% from foreign exchange movements. Organic revenue growth of 3.1% was driven by mid-single digit growth in Advil. Excluding foreign exchange movements, Voltaren was flat with strength in Middle East & Africa broadly offset by a decline in Germany. Panadol declined mid-single digit excluding the impact of foreign exchange movements, against a strong comparative in Middle East & Africa and market weakness in Australia.

Q3 2024 Trading Statement Three months ended 30 September 2024

Excluding the impact of foreign exchange, across our Local Growth Brands, Fenbid in China grew strongly reflecting the proactive inventory management actions taken in Q3 2023 following the easing of COVID-19 related restrictions. Grand-Pa in South Africa also grew strongly excluding the impact of foreign exchange movements.

Respiratory Health

Revenue grew 3.9% on a reported basis and included a negative impact of 5.2% from foreign exchange movements Organic revenue increased 9.1%. The US benefitted from the shipment of reformulated products which do not include phenylephrine following proactive inventory reduction during H1 2024. Excluding foreign exchange movements, Theraflu and Robitussin were each up double digit. Excluding the impact of foreign exchange movements, Otrivin was up high single digit supported by innovation including Otrivin Nasal Mist and allergy revenue declined high-single digit reflecting normal inventory reductions following a weak season.

Digestive Health and Other

Revenue declined 8.4% on a reported basis and included a negative impact of 5.3% from foreign exchange movements and (9.0)% from net M&A arising from the divestments of Lamisil and ChapStick. Organic revenue grew +5.9% with Digestive Health up high-single digit, lapping the retailer destock seen in North America in the prior-year period. Within the category, and excluding foreign exchange movements, Tums grew double digit and ENO was up mid-single digit. Nexium revenue was flat, excluding the impact of foreign exchange movements. Smokers Health was up mid-single digit. Skin Health also grew mid-single digit with strength in Fenistil excluding the impact of foreign exchange movements.

Geographical segment performance

Performance by geographical segment for the three months ended 30 September:

	Revenue (£m)		Revenue change (%)
	2024	2023	Reported	Organic[1]	Price[1]	Vol/Mix[1]
North America	997	1,018	(2.1)%	4.8%	2.4%	2.4%
EMEA and LatAm	1,136	1,155	(1.6)%	6.1%	5.3%	0.8%
APAC	647	625	3.5%	8.2%	1.1%	7.1%
Group	2,780	2,798	(0.6)%	6.1%	3.3%	2.8%

1. Reported revenue is calculated at the average rate for the period. Organic revenue is calculated at constant currency. The difference between Reported and Organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Price and Volume/Mix are components of Organic Revenue Growth. Definitions and calculations of non-IFRS measures can be found in the Appendix.

Q3 2024 Trading Statement Three months ended 30 September 2024

North America

●

Revenue was £997m (2023: £1,018m), a decline of 2.1% on a reported basis which included the negative impact of foreign exchange rates of (4.2)% and net M&A of (2.7)%. As a result, revenue grew in North America 4.8% on an organic basis, with +2.4% price and +2.4% volume/mix.

●

Excluding the impact of foreign exchange and net M&A: Oral Health saw mid-single digit growth with Sensodyne up mid-single digit, driven by successful innovation and market activation of Sensodyne Clinical White underpinning market share gains. VMS continues to gain share and was up low-single digit with Centrum flat. Pain Relief grew mid-single digit with mid-single digit growth in Advil underpinned by continued momentum and share gains for Advil Targeted Relief. Voltaren was also up mid-single digit. Respiratory Health grew double digit helped by shipment of reformulated cold and flu products not containing phenylephrine and new innovations including Theraflu Soft Chews. Digestive Health and Other revenues were up mid-single digit with double digit growth in Digestive Health after lapping the impact from de-stocking in the prior-year period. Tums grew double digit and Nexium revenues were flat. This was partially offset by a decline in Smokers Health.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)

●

Revenue was £1,136m (2023: £1,155m), a decline of 1.6% on a reported basis which included the negative impact of foreign exchange rates of (6.4)% and net M&A of (1.3)%. As a result, organic revenue growth in EMEA and LatAm was +6.1%, with +5.3% price and +0.8% volume/mix.

●	Pricing reflects c.3% price growth in Europe with a higher impact in emerging markets, in each case, excluding the impact of foreign exchange.
●

Excluding the impact of foreign exchange movements and net M&A: Oral Health grew mid-single digit, with high-single digit growth in Sensodyne from innovation driving share gains. parodontax grew double digit with strength in Middle East & Africa. Denture Care was up mid-single digit. VMS grew mid-single digit with high-single digit growth in Centrum. Pain Relief revenues were flat with growth in Local Brands including Grand-Pa in South Africa offsetting a decline in Panadol and Voltaren. Respiratory Health was up high-single digit with strength in Otrivin driven by the roll out of Otrivin Nasal Mist. Digestive Health and Other was up double digit with double digit growth in Skin Health and Smokers Health. Digestive Health was up mid-single digit.

●

Geographically, and excluding the impact of foreign exchange: Middle East and Africa grew double digit with Latin America and Central & Eastern Europe up high-single digit. Northern Europe and Germany were up mid-single digit whilst Southern Europe was broadly flat.

Asia-Pacific (APAC)

●

Revenue was £647m (2023: £625m), a growth of 3.5% on a reported basis which included the negative impact of foreign exchange rates of (3.5)% and net M&A of (1.2)%. As a result, organic revenue growth in APAC was +8.2%, with +1.1% price and +7.1% volume/mix.

●	As expected, volume/mix accelerated in Q3 after passing the high comparative experienced in H1 from Fenbid and Contac in China.

Q3 2024 Trading Statement Three months ended 30 September 2024

●

Excluding the impact of foreign exchange and net M&A: Double digit growth in Oral Health was driven by continued momentum in Sensodyne with strong performance in India and South East Asia & Taiwan. VMS grew mid-single digit with strength in Caltrate partly offset by a mid-single digit decline in Centrum which reflected a strong comparative. Pain Relief was up double digit with mid-single digit growth in Voltaren and significant growth in Fenbid more than offsetting a decline in Panadol. Respiratory Health grew mid-single digit. Digestive Health and Other was down low-single digit driven by a double digit decline in Smokers Health.

●

Geographically, and excluding the impact of foreign exchange and net M&A: India and China grew double digit. South-East Asia & Taiwan, and North Asia were up mid-single digit. Australia/New Zealand grew low-single digit.

Operating profit and margin

Reported operating profit increased by +20.7% at actual exchange rates to £705m (Q3 2023: £584m), and reported operating profit margin increased by 450bps to 25.4% at actual exchange rates (Q3 2023: 20.9%). This included £121m gain on disposal of the NRT business outside the US.

Adjusted operating profit declined 7.2% at actual exchange rates to £639m (Q3 2023: £689m). FX reduced adjusted operating profit by 10.0% (£69m) and net M&A reduced it by 4.6% (£30m). Organic operating profit growth was +7.4% driven by continued operating leverage, particularly through gross margin expansion, which enabled strong investment in A&P. The prior-year period included the benefit of a tax credit in North America which did not repeat. Adjusted operating profit margin was 23.0% (up 30bps organically and down 160bps at actual exchange rates).

Q3 2024 Trading Statement Three months ended 30 September 2024

Nine months ended 30 September 2024

The information included here is being made public this quarter in connection with the Registration Rights Agreement dated 1 June 2022 among Haleon and Pfizer.

Operational review

Revenue by product category for the nine months ended 30 September:

	Revenue (£m)		Revenue change (%)
	2024	2023	Reported	Organic[1]
Oral Health	2,493	2,379	4.8%	9.3%
VMS	1,264	1,226	3.1%	7.3%
Pain Relief	1,931	2,041	(5.4)%	(2.1)%
Respiratory Health	1,244	1,278	(2.7)%	1.6%
Digestive Health and Other	1,542	1,612	(4.3)%	5.3%
Group revenue	8,474	8,536	(0.7)%	4.4%

1. Reported revenue is calculated at the average rate for the period. Organic revenue is calculated at constant currency. The difference between Reported and Organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Definitions and calculations of non-IFRS measures can be found in the Appendix.

Oral Health

Revenue grew 4.8% on a reported basis and included a negative impact of 4.5% from foreign exchange movements. Organic revenue grew 9.3%, with all three Power Brands delivering strong growth. Excluding the impact of foreign exchange movements, Sensodyne was up double digit due to strong performance in the US, India, Middle East & Africa, and China. parodontax grew double digit excluding the impact of foreign exchange movements. Denture Care grew high-single digit with particularly strong growth in Central & Eastern Europe, excluding the impact of foreign exchange movements.

VMS

Revenue grew 3.1% on a reported abasis and included a negative impact of 4.2% from foreign exchange movements. Organic revenue grew 7.3% with mid-single digit growth in Centrum underpinned by performance in the US, South-East Asia and Taiwan and Latin America. Excluding foreign exchange movements, Caltrate grew double digit with continued strong performance in China. Emergen-C sales grew mid-single digit, excluding the impact of foreign exchange movements.

Pain Relief

Revenue declined 5.4% on a reported basis and included a negative impact of 3.3% from foreign exchange movements. Organic revenue declined 2.1%. As expected, performance reflected tough comparatives from H1 2023 due to strong demand for Fenbid in China following the lifting of COVID-19 related restrictions, and with Advil in Canada from elevated demand in the prior year period. These impacts both fell away in the third quarter. Excluding foreign exchange movements, Panadol saw a mid-single digit decline largely driven by a tough comparative in Middle East & Africa along with shipping delays.

Q3 2024 Trading Statement Three months ended 30 September 2024

Respiratory Health

Revenue declined 2.7% on a reported basis and included a negative impact of 4.3% from foreign exchange movements. Organic revenue increased 1.6%. Performance reflected the lapping of strong cold and flu comparatives in the first half of the year and significantly elevated Contac demand in China in Q1 2023 from the lifting of COVID-19 related restrictions. Excluding the impact of foreign exchange movements, Theraflu was up mid-single digit with strength in Central & Eastern Europe and Latin America. Excluding the impact of foreign exchange movements, Otrivin grew mid-single digit underpinned by innovation including Otrivin Nasal Mist with double digit growth in Central and Eastern Europe. Allergy sales were down low-single digit, excluding the impact of foreign exchange movements, reflecting a soft season.

Digestive Health and Other

Revenue declined 4.3% on a reported basis and included a negative impact of 3.5% from foreign exchange movements and (6.1)% from net M&A arising from the disposals of Lamisil and ChapStick. Organic revenue was up 5.3%, with Digestive Health up mid-single digit driven by high-single digit growth in Tums and ENO, partly offset by a decline in Nexium, in each case, excluding the impact of foreign exchange movements. Excluding the impact of foreign exchange movements and net M&A, Smokers Health revenue increased mid-single digit and Skin Health brands grew high-single digit.

Geographical segment performance

Revenue by geographical segment for the nine months ended 30 September:

	Revenue (£m)		Revenue change (%)
	2024	2023	Reported	Organic[1]	Price[1]	Vol/Mix[1]
North America	2,953	3,064	(3.6)%	0.7%	2.9%	(2.2)%
EMEA and LatAm	3,553	3,478	2.2%	7.3%	6.1%	1.2%
APAC	1,968	1,994	(1.3)%	5.0%	1.9%	3.1%
Group	8,474	8,536	(0.7)%	4.4%	4.0%	0.4%

1. Price and Volume/Mix are components of Organic Revenue Growth. Definitions and calculations of non-IFRS measures can be found on pages 14 to 19.

2. Reported revenue is calculated at the average rate for the period. Organic revenue is calculated at constant currency. The difference between Reported and Organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Definitions and calculations of non-IFRS measures can be found in the Appendix.

All commentary below refers to organic revenue growth unless otherwise stated.

North America
●

Revenue was £2,953m (2023: £3,064m), a decline of 3.6% on a reported basis which included the negative effect of foreign exchange rates of (3.0)% and net M&A of (1.3)%. As a result, organic revenue growth in North America was 0.7%, with 2.9% price and (2.2)% volume/mix.

●

The decline in volume/mix was influenced by a number of factors including a challenging comparative relating to the strong cold and flu season in 2022/2023 and inventory reduction by certain US retailers in Q1 2024. Consumption in the US remained strong for Haleon products through the period, increasing mid-single digit reflecting share gains.

Q3 2024 Trading Statement Three months ended 30 September 2024

●

Excluding the impact of foreign exchange and net M&A: Oral Health increased mid-single digit, with Sensodyne up mid-single digit driving market share gains underpinned by strong in-market execution and innovation. parodontax was up double digit and Denture Care grew low-single digit. VMS was up high-single digit with double digit growth in Centrum benefitting from the activation of clinical claims on Centrum Silver. Emergen-C sales were up mid-single digit. Respiratory Health revenues declined high-single digit, with Robitussin particularly impacted by comparatives. Allergy sales were down mid-single digit given a soft season. Pain Relief declined mid-single digit with Advil down mid-single digit due to lapping the Canada comparative in the first quarter and changes in customer inventory levels. Digestive Health and Other saw low-single digit growth with mid-single digit growth in Digestive Health. Smokers Health and Skin Health both declined mid-single digit.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)
●

Revenue was £3,553m (2023: £3,478m), a growth of 2.2% on a reported basis which included the negative impact of foreign exchange rates of (3.8)% and net M&A of (1.3)%. As a result, organic revenue growth in EMEA and LatAm was 7.3%, with 6.1% price and 1.2% volume/mix.

●

Excluding the impact of foreign exchange and net M&A: Oral Health and Digestive Health and Other both grew double digit. In Oral Health, all three Power Brands saw double digit growth with Sensodyne in particular benefiting from innovation and market share gains. VMS grew mid-single digit with Centrum up high-single digit. Pain Relief grew mid-single digit with Voltaren up mid-single digit with strength in Central & Eastern Europe and Middle East & Africa partly offsetting a decline in Germany. Respiratory Health was up mid-single digit with mid-single digit growth in each of Otrivin and Theraflu. Digestive Health and Other was driven by double digit growth in Smokers Health and Skin Health with Digestive Health sales flat.

●

Geographically, and excluding the impact of foreign exchange and net M&A: LatAm, Middle East & Africa, Central and Eastern Europe saw double digit growth. Northern Europe and Germany were up mid-single digit while Southern Europe was up low-single digit.

Asia-Pacific (APAC)
●

Revenue was £1,968m (2023: £1,994m) a decline of 1.3% on a reported basis which included the negative impact of foreign exchange rates of 5.4% and net M&A of (0.9)%. As a result, organic revenue growth in APAC was 5.0%, with 1.9% price and 3.1% volume/mix.

● Growth was impacted by the high comparative from Fenbid and Contac in China during H1 2023.
●

Excluding the impact of foreign exchange and net M&A: Double digit growth in Oral Health was driven by strong performance from Sensodyne particularly in India and China. parodontax and Denture Care were both up mid-single digit. VMS grew high-single digit with double digit growth in Caltrate and low-single digit growth in Centrum. Pain Relief declined high-single digit with high-single digit growth in Voltaren more than offset by a decline in Panadol and Fenbid. The former was impacted by overall weak category dynamics in Australia. Respiratory Health was up double digit driven by strong performance of Flonase in China. Digestive Health and Other grew mid-single digit with double digit growth in Skin Health. Digestive Health was up mid-single digit underpinned by double digit growth in ENO. Smokers Health was flat.

●

Geographically, and excluding the impact of foreign exchange and net M&A: China was up mid-single digit despite strong H1 comparatives arising from COVID-19 related demand in 2023. Growth in the region was driven by strength in Caltrate, Sensodyne and Voltaren. India grew double digit with strong performance across Sensodyne and ENO. North Asia and South East Asia & Taiwan grew mid-single digit. Australia/New Zealand declined mid-single digit.

Q3 2024 Trading Statement Three months ended 30 September 2024

Operating profit and margin

Reported operating profit increased by 7.6% at actual exchange rates to £1,856m (9m 2023: £1,725m), and reported operating profit margin increased by 170bps at actual exchange rates to 21.9% (9m 2023: 20.2%). This included £121m gain on disposal of the NRT business outside the US.

Adjusted operating profit decreased by 1.4% at actual exchange rates to £1,932m (9m 2023: £1,960m). FX reduced adjusted operating profit by 7.8% (£153m) and net M&A reduced it by 3.3% (£60m). Organic operating profit increased 9.7%. Good operational leverage, particularly through gross margin expansion, as well as efficiencies enabled high-single digit growth in A&P at constant currency and excluding the net impact of M&A.

As a result of the above, adjusted operating profit margin was 22.8%, up 120bps organically and down 20bps at actual exchange rates.

Q3 2024 Trading Statement Three months ended 30 September 2024

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE THREE MONTHS ENDED 30 SEPTEMBER (unaudited)

		2024	2023
	Notes	£m	£m

Revenue	2	2,780	2,798
Cost of sales		(1,032)	(1,082)
Gross profit		1,748	1,716

Selling, general and administration		(1,091)	(1,058)
Research and development		(76)	(75)
Other operating income/ (expense)		124	1
Operating profit	2	705	584

Finance income		12	—
Finance expense		(90)	(88)
Net finance costs		(78)	(88)

Net monetary gain arising from hyperinflationary economies[1]		(1)	—

Profit before tax		626	496

Income tax	5	(127)	(122)

Profit after tax for the period		499	374

Profit attributable to shareholders of the Group		485	365
Profit attributable to non-controlling interests		14	9

Q3 2024 Trading Statement Three months ended 30 September 2024

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE NINE MONTHS ENDED 30 SEPTEMBER (unaudited)

		2024	2023
	Notes	£m	£m

Revenue		8,474	8,536
Cost of sales		(3,178)	(3,270)
Gross profit		5,296	5,266

Selling, general and administration		(3,346)	(3,320)
Research and development		(220)	(217)
Other operating income/ (expense)		126	(4)
Operating profit		1,856	1,725

Finance income		43	30
Finance expense		(283)	(299)
Net finance costs		(240)	(269)

Net monetary gain arising from hyperinflationary economies[1]		6	—

Profit before tax		1,622	1,456

Income tax		(369)	(352)

Profit after tax for the period		1,253	1,104

Profit attributable to shareholders of the Group		1,211	1,052
Profit attributable to non-controlling interests		42	52

Basic earnings per share (pence)		13.2	11.4
Diluted earnings per share (pence)		13.2	11.3

1 Application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ has been applied effective 1 January 2024.

Q3 2024 Trading Statement Three months ended 30 September 2024

Appendix

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, "forward-looking statements“ (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934).  Forward-looking statements give Haleon’s current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon’s actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects“, "anticipates“, "believes“, "targets“, "plans", "intends“, “aims”, "projects“, "indicates", "may", “might”, "will", "should“, “potential”, “could” and words of similar meaning (or the negative thereof).  All statements, other than statements of historical facts, included in this presentation are forward-looking statements.  Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions and disposals, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon’s control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” on pages 193 to 201 in Haleon’s Annual Report and Form 20-F 2023. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Adjusted results

Adjusted results comprise adjusted gross profit, adjusted gross profit margin, adjusted selling, general and administration (SG&A), adjusted research and development (R&D), adjusted other operating income/(expense), adjusted operating profit, adjusted operating profit margin, adjusted income tax, adjusted effective tax rate, adjusted profit attributable to shareholders, adjusted diluted earnings per

Q3 2024 Trading Statement Three months ended 30 September 2024 share. Adjusted results exclude net amortisation and impairment of intangible assets, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others, in each case net of the impact of taxes (where applicable) (collectively the Adjusting items).

Management believes that adjusted results, when considered together with the Group’s operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group’s performance to be more easily comparable.

Adjusting items

Adjusted Results exclude the following items (net of the impact of taxes, where applicable):

Net amortisation and impairment of intangible assets

Net impairment of intangibles, impairment of goodwill and amortisation of acquired intangibles excluding computer software. These adjustments are made to reflect the performance of the business excluding the effect of acquisitions.

Restructuring costs

From time to time, the Group may undertake business restructuring programmes that are structural in nature and significant in scale. The cost associated with such programmes includes severance and other personnel costs, professional fees, impairments of assets, and other related items.

Transaction related costs

Transaction related accounting or other adjustments related to significant acquisitions including deal costs and other pre-acquisition costs when there is certainty that an acquisition will complete. It also includes costs of registering and issuing debt and equity securities and the effect of inventory revaluations on acquisitions.

Separation and Admission costs

Costs incurred in relation to and in connection with Separation, UK Admission and registration of the Company’s Ordinary Shares represented by the Company’s American Depositary Shares (ADSs) under the US Securities Exchange Act of 1934 and listing of ADSs on the NYSE (the US Listing). These costs are not directly attributable to the sale of the Group’s products and specifically relate to the foregoing activities, affecting comparability of the Group’s financial results in historical and future reporting periods.

Disposals and others

Includes gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, legal settlement and judgements, impact of changes in tax rates and tax laws on deferred tax assets and liabilities, retained or uninsured losses related to acts of terrorism, significant product recalls, natural disasters and other items. These gains and losses are not directly attributable to the sale of the Group’s products and vary from period to period, which affects comparability of the Group’s financial results. In addition, these gains and losses include net monetary gains or losses arising from hyperinflationary economics as this affects comparability of the Group’s financial results. From period to period, the Group will also need to apply judgement if items of unique nature arise that are not specifically listed above.

Q3 2024 Trading Statement Three months ended 30 September 2024

The following tables set out reconciliation between IFRS and Adjusted Results for the three months ended 30 September 2024 and 30 September 2023.

		Net
		amortisation
		and
		impairment of		Transaction-	Separation	Disposals
	IFRS	intangible	Restructuring	related	and admission	and	Adjusted
£m	Results	assets[1]	costs[2]	costs	costs	costs[3]	Results
2024
Revenue	2,780	—	—	—	—	—	2,780
Operating profit	705	7	47	—	3	(123)	639
Operating profit margin %	25.4%						23.0%

2023
Revenue	2,798	—	—	—	—	—	2,798
Operating profit	584	7	60	1	34	3	689
Operating profit margin %	20.9%						24.6%
1.	Net amortisation and impairment of intangible assets: includes impairment of intangible assets of £(2m) (2023: nil), and amortisation of intangible assets excluding computer software £6m (2023: £7m).
2.	Restructuring costs: In 2024 it includes £5m of non-cash costs.
3.	Disposal and others: In 2024 it includes £(121)m gain from disposal of Nicotine Replacement Therapy business outside the US.

Constant currency

The Group’s reporting currency is Pounds Sterling, but the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an “as reported basis” or using actual exchange rates (AER) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, prior year average exchange rates are used to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

	Nine months to 30 September
	2024	2023
Average rates:
US$/£	1.28	1.24
Euro/£	1.18	1.15
CNY/£	9.19	8.75

Organic revenue growth and organic operating profit growth

Our organic growth measures take our adjusted results and further exclude the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure production sites, and the impact of foreign currency exchange movements including changes in currency and price growth in excess of 26% in hyperinflationary economies from one period to the next. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

The Group believes discussing organic revenue growth and organic operating profit growth contributes to the understanding of the Group’s performance and trends because it allows for a year-on-year comparison of revenue and operating profit in a meaningful and consistent manner.

Organic measures are calculated period to period as follows, using prior year exchange rates to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate.

–	Current year organic measures exclude revenue and operating profit from brands or businesses acquired in the current accounting period.

Q3 2024 Trading Statement Three months ended 30 September 2024

–	Current year organic measures exclude revenue and operating profit attributable to brands or businesses acquired in the prior year from 1 January to the date of completion of the acquisition.
–

Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period.

–	Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the previous accounting period in full.
–

Prior year and current year organic measures exclude revenue and operating profit attributable to MSAs relating to divestments and closure of production sites taking place in either the current or prior year, each an Organic Adjustment. These adjustments are made because these agreements are transitional in nature and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes.

To calculate organic growth for the period, organic measures for the prior year are subtracted from organic measures in the current year and divided by organic measures in the prior year.

Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows:

– Price: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained above.

–	Volume/Mix: Defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period.

The following tables reconcile reported revenue growth and reported operating profit growth to organic revenue growth and organic operating profit growth, respectively, for the periods presented.

	Geographical Segments
Three months ended 30 September	North	EMEA and
2024 vs 2023 (%)	America	LatAm	APAC	Total
Revenue growth	(2.1)	(1.6)	3.5	(0.6)
Organic adjustments	2.7	1.3	1.2	1.8
Effect of exchange rates	4.2	6.4	3.5	4.9
Organic revenue growth[1]	4.8	6.1	8.2	6.1
Price	2.4	5.3	1.1	3.3
Volume/Mix	2.4	0.8	7.1	2.8

1 Excludes c.2% of price growth due to hyperinflation for the Group.

	Geographical Segments
Three months ended 30 September	North	EMEA and
2023 vs 2022 (%)	America	LatAm	APAC	Total
Revenue growth	(7.5)	1.7	(4.6)	(3.3)
Organic adjustments	—	—	0.1	—
Effect of exchange rates	6.0	9.1	10.4	8.3
Organic revenue growth[1]	(1.5)	10.8	5.9	5.0
Price	2.6	12.7	2.9	6.6
Volume/Mix	(4.1)	(1.9)	3.0	(1.6)

1 Includes c.1% of price growth due to hyperinflation for the Group.

Q3 2024 Trading Statement Three months ended 30 September 2024

	Product Categories
					Digestive Health and
Three months ended 30 September	Oral		Pain	Respiratory
2024 vs 2023 (%)	Health	VMS	Relief	Health	Other	Total
Revenue growth	2.5	(0.7)	(1.3)	3.9	(8.4)	(0.6)
Organic adjustments	—	—	—	—	9.0	1.8
Effect of exchange rates	5.7	4.4	4.4	5.2	5.3	4.9
Organic revenue growth[1]	8.2	3.7	3.1	9.1	5.9	6.1

1 Excludes c.2% of price growth due to hyperinflation for the Group.

	Product Categories
					Digestive Health and
Three months ended 30 September	Oral		Pain	Respiratory
2023 vs 2022 (%)	Health	VMS	Relief	Health	Other	Total
Revenue growth	0.4	(6.2)	(1.9)	(3.9)	(7.1)	(3.3)
Organic adjustments	—	—	0.2	—	(0.2)	—
Effect of exchange rates	9.0	7.6	7.9	8.1	8.2	8.3
Organic revenue growth [1]	9.4	1.4	6.2	4.2	0.9	5.0

1 Includes c.1% of price growth due to hyperinflation for the Group.

	Three months ended 30 September
	2024 vs 2023 (%)	2023 vs 2022 (%)
Operating profit growth	20.7	2.6
Adjusted operating profit growth	(7.2)	(5.0)
Effect of exchange rates	10.0	13.9
Adjusted operating profit growth (CER)	2.8	8.9
Organic adjustments	4.6	(0.1)
Organic operating profit growth	7.4	8.8

Adjusted results for the nine months ended 30 September 2024 and 30 September 2023 (unaudited)

The following tables set out a reconciliation between IFRS and Adjusted Results for the nine-month periods ended 30 September 2024 and 30 September 2023:

		Net
		amortisation
		and
		impairment of		Transaction-	Separation	Disposals
	IFRS	intangible	Restructuring	related	and admission	and	Adjusted
£m	Results	assets[1]	costs[2]	costs	costs	others[3]	Results
2024
Revenue	8,474	—	—	—	—	—	8,474
Operating profit	1,856	3	179	4	23	(133)	1,932
Operating profit margin %	21.9%						22.8%

2023
Revenue	8,536	—	—	—	—	—	8,536
Operating profit	1,725	30	90	8	94	13	1,960
Operating profit margin %	20.2%						23.0%
1.	Net amortisation and impairment of intangible assets: includes impairment reversal of intangible assets of £(16m) (2023: nil), and amortisation of intangible assets excluding computer software £18m (2023: £30m). Impairment reversal of intangible assets relates to the divestment of ChapStick on 31 May 2024.
2.	Restructuring costs: In 2024 it includes £64m of non-cash costs.
3.	Disposals and others: In 2024 it includes £(121)m gain from disposal of Nicotine Replacement Therapy business outside the US.

Q3 2024 Trading Statement Three months ended 30 September 2024

The following tables reconcile reported revenue growth and reported operating profit growth to organic revenue growth and organic operating profit growth, respectively, for the periods presented.

	Geographical Segments
Nine months ended 30 September	North	EMEA and
2024 vs 2023 (%)	America	LatAm	APAC	Total
Revenue growth	(3.6)	2.2	(1.3)	(0.7)
Organic adjustments	1.3	1.3	0.9	1.2
Effect of exchange rates	3.0	3.8	5.4	3.9
Organic revenue growth[1]	0.7	7.3	5.0	4.4
Price	2.9	6.1	1.9	4.0
Volume/Mix	(2.2)	1.2	3.1	0.4

1 Excludes c.2% of price growth due to hyperinflation for the Group.

	Geographical Segments
Nine months ended 30 September	North	EMEA and
2023 vs 2022 (%)	America	LatAm	APAC	Total
Revenue growth	3.0	8.5	4.9	5.6
Organic adjustments	—	0.2	(0.1)	—
Effect of exchange rates	(0.6)	4.7	4.8	2.9
Organic revenue growth[1]	2.4	13.4	9.6	8.5
Price	3.9	13.0	2.5	7.2
Volume/Mix	(1.5)	0.4	7.1	1.3

1 Includes c.1% of price growth due to hyperinflation for the Group.

	Product Categories
					Digestive Health and
Nine months ended 30 September	Oral		Pain	Respiratory
2024 vs 2023 (%)	Health	VMS	Relief	Health	Other	Total
Revenue growth	4.8	3.1	(5.4)	(2.7)	(4.3)	(0.7)
Organic adjustments	—	—	—	—	6.1	1.2
Effect of exchange rates	4.5	4.2	3.3	4.3	3.5	3.9
Organic revenue growth[1]	9.3	7.3	(2.1)	1.6	5.3	4.4

1 Excludes c.2% of price growth due to hyperinflation for the Group.

	Product Categories
					Digestive Health and
Nine months ended 30 September	Oral		Pain	Respiratory
2023 vs 2022 (%)	Health	VMS	Relief	Health	Other	Total
Revenue growth	6.9	(2.2)	7.6	12.1	2.9	5.6
Organic adjustments	—	(0.1)	0.2	—	(0.1)	—
Effect of exchange rates	3.4	2.5	2.8	2.7	2.5	2.9
Organic revenue growth [1]	10.3	0.2	10.6	14.8	5.3	8.5

1 Includes c.1% of price growth due to hyperinflation for the Group.

	Nine months ended 30 September
	2024 vs 2023 (%)	2023 vs 2022 (%)
Operating profit growth	7.6	17.4
Adjusted operating profit growth	(1.4)	2.3
Effect of exchange rates	7.8	6.6
Adjusted operating profit growth (CER)	6.4	8.9
Organic adjustments	3.3	0.1
Organic operating profit growth	9.7	9.0